FOR IMMEDIATE RELEASE          Contact - Guy T. Marcus
December 7, 1995                         Vice President-Inv. Rel.
                                         (214) 978-2691

                  HALLIBURTON RENEWS SHAREHOLDERS RIGHTS PLAN

     DALLAS, Texas -- Halliburton Company announced today that it has renewed and extended its Shareholders Rights Plan for ten years to December 15, 2005, and made certain modifications to the Plan.

     The rights issued under the Plan will now be exercisable after a person or group acquires ownership of 15% or more of the Company's common stock, or announces a tender offer the completion of which would result in the ownership by a person or group of 15% or more of the common stock. The rights can now be redeemed by the Company for $.01 per right and provisions have been added to the Plan to avoid inadvertent triggering of the rights.

     The Company said that, although the renewal of the Plan was not in response to a current takeover threat, the Company's Board of Directors determined that it was in the best interests of the Company's shareholders to renew the Plan in the event a takeover threat develops in the future and it becomes necessary for the Company to take action to make sure that its shareholders receive fair and equal treatment.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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